                                                               EXHIBIT 99(d)(14)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

                                          CONTACT: LARRY DENNEDY
                                          MACKENZIE PARTNERS, INC.
                                          (212) 929-5500

                         DLZ CORP. EXTENDS TENDER OFFER
                  FOR DIGITAL LINK SHARES TO OCTOBER 29, 1999

    SANTA CLARA, California, October 29, 1999 -- DLZ Corp. announced today that it had extended its offer to purchase the outstanding shares of Digital Link, Inc. (NASDAQ:DLNK) for $10.30 cash per share. The offer will now expire at 12:00 midnight New York City time on Friday, October 29, 1999. As of 12:00 midnight New York City time on October 28, 1999, 2,680,278 shares of Digital Link stock had been tendered which, together with shares held by DLZ and its affiliates, constitutes approximately 83.4% of the outstanding Digital Link stock.

    As previously disclosed, under California law DLZ cannot consummate the tender offer, together with the follow-on short-form merger, unless the shares tendered in the tender offer, together with the shares already held by DLZ and its affiliates, equal at least 90% of Digital Link's outstanding shares. If DLZ is unable to reach the 90% minimum, it intends to proceed with a long-form merger.

    The Information Agent for the Tender Offer is MacKenzie Partners, Inc. Additional information and copies of the tender offer documents can be obtained from MacKenzie by calling (800) 322-2885.

About Digital Link

    Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information is available at Digital Link's website: http://www.dl.com.

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